May 31, 2005

Via EDGAR

Via Facsimile

United	States Securities and Exchange Commission
Division	of Corporation Finance
100	F Street, NE
Washington,	D.C. 20549-5546

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.
Form 10-K for the fiscal year ended July 3, 2004
Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005
File No. 000-27024
Filed February 9, 2005

Ladies and Gentlemen:

This letter responds to the Staff’s questions from phone conversations held May 6, 2005 and May 20, 2005, which followed our written response to the initial comment letter dated February 25, 2005 from the Staff (“Letter) regarding the above captioned Form 10-K for the fiscal year ended July 3, 2004, and Quarterly Report on Form 10-Q for the quarter ended January 1, 2005, each filed by Nobel Learning Communities, Inc. (“NLCI”).

As a follow up to our call with the SEC Staff (Carlos Pacho, Melissa Hauber and Adam Washecka) on May 20, 2005, the following information is provided which support NLCI’s position with respect to issues raised in the Letter and will clarify points discussed in that call. Specifically NLCI would like to address the following points discussed with the Staff:

•	The determination of the operating and reporting segments of NLCI,

•	The determination of the 10 reporting units as defined in SFAS 142, Goodwill and other Intangible Assets

NLCI believes that the guidance of Statement 131, Disclosures about Segments of an Enterprise and Related Information requires that NLCI:

1.	Determine its operating segments based on the guidance in paragraph 10 of SFAS 131

1 of 11

2.	Determine whether, under the additional guidance of Statement 131 paragraph 17, aggregation of operating segments into a reporting segment is appropriate

Applying the guidance to the way NLCI operated the business in 2002, 2003, and 2004 NLCI determined its operating segments and then used these operating segments as a basis to determine NLCI’s reporting units (which under the guidance of SFAS 142 paragraph 30 it is clear that reporting units can exist “one level below an operating segment”) for purposes of testing goodwill for impairment under SFAS 142.

NLCI is providing the following discussion to clarify its accounting treatment under SFAS 131 and SFAS 142. NLCI believes that the literature discussed above as further explained below clearly supports its accounting treatment and disclosure.

Finally, NLCI is providing additional background information describing NLCI as it existed at the time periods in question, the changes in senior management and management structure of NLCI which have occurred over the past 22 months and finally the continuing evolution today under which current management is moving NLCI to a more centralized reporting structure.

Please note references to 2002, 2003, 2004 and 2005 refer to those fiscal years ended June 30 or the closest Saturday to June 30 of each respective year.

This letter contains information responsive the Staff’s Letter, as well as the additional concerns raised during our telephone conversations. The information in this letter supports NLCI’s accounting treatment and disclosures, including the determination of operating segments, reporting segments and reporting units for the periods in question. The segments and units were determined, in good faith, by the NLCI’s management at the time (2002, 2003 and 2004) and reflected the way in which the business was then operated and managed. NCLI’s financial statements for the fiscal year ended 2002 were audited by PriceWaterhouseCoopers and received an unqualified opinion. In 2003, NCLI engaged BDO Seidman as its independent auditor. The Current Report on Form 8-K filed by NLCI reflecting the change in auditor stated that there were no disagreements with PriceWaterhouseCoopers “ on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure...” BDO Seidman’s opinions on NLCI’s financial statements for the fiscal years ended 2003 and 2004 are similarly unqualified.

Determination of Segments

Under the guidance of SFAS 131, NLCI determined it had two reportable segments:

1.	Private Schools – private pay - pre-elementary, elementary, and middle school clusters in 14 states and special purpose high schools in the Houston, Texas market.

2 of 11

2.	Other - charter school management services, a curriculum distribution business and operation of four charter schools in the Phoenix, Arizona market (the charter schools had all become discontinued operations by the end of fiscal 2003 and as such were not included in the reportable segment disclosure).

Additionally, NLCI incurs corporate level general and administrative overhead not allocated to the segments described in 1. and 2. above and is included in its segment reporting as required to equal total reported amounts.

As discussed below, NLCI first determined its operating segments and then determined which of those did not meet the quantitative thresholds of paragraph 18 of SFAS 131 and which met the criteria for aggregation under paragraph 17 of SFAS 131 as reportable segments.

NLCI determined it had the following seven operating segments:

1.	North Region

2.	South Region

3.	West Region

4.	HLA (Houston Learning Academy) – Special purpose high schools in the Houston, Texas market

5.	Charter school management services

6.	The Activities Club (TAC) (now shutdown and no longer operating)

7.	Charter schools (now shut down and no longer operating)

NLCI used the following guidance of SFAS 131 paragraph 10 to determine these seven operating segments:

a.	Each operating segment engages in revenue producing and expense incurring activities.

b.	The operating results of each operating segment are reviewed by NLCI’s chief operating decision maker; and

c.	Discrete financial information is available for each operating segment.

Point a above. Regarding operating segments 1.-4. above. NLCI operates regional groups of private pay schools operating in clusters based on their local geography. These groups are aggregated together to create an operating segment. These segments produce revenue through collection of tuition and other revenues from private paying customers. Expenses are incurred in the form of costs of occupancy for the facilities they operate in and personnel costs for the principal and teachers who operate the school. Additional expenses are incurred for supplies, food, marketing, etc. Charter school management services produce revenue through billing for “back office” services provided to charter schools. Charter schools produce revenue from billing state and local government in

3 of 11

accordance with the provisions of the charter under which they operate and the laws of the state and local government. TAC produced revenue from sale of curriculum kits to third party education providers.

Point b above. NLCI’s chief operating decision maker (CODM) is the CEO. The CODM regularly reviews the information of each operating segment. The CODM uses that information to allocate resources and assess the performance of the segment. NLCI’s CODM utilizes this information to internally evaluate segment performance. The CODM works with the COO to assess the first four operating segments listed above (North, South, West and HLA). The additional operating segments are/were managed through either a business unit manager (TAC), the CFO (Charter school management services) or the COO or CFO (Charter schools).

Please note that NLCI recognizes certain of its responses with respect to how it determined its chief operating decision maker may have caused some confusion. The confusion is a result of new management’s having made certain assumptions in attempting to describe how the business operated in 2002, 2003 and 2004 (which we confirmed in preparing this response through interviews and other due diligence) as compared with how new management operates and manages today.

Point c above. Discrete financial information exists for each operating segment and is utilized in managing these segments.

Upon determination of the seven operating segments, NLCI followed the guidance of SFAS 131 paragraph 16 to determine if its operating segments were reportable segments.

Reportable Segments

SFAS 131 paragraph 16 provides guidance to determine reportable segments. Under this guidance NLCI determined it was required to consider paragraph 17 aggregation criteria and paragraph 18 quantitative thresholds in regards to the seven operating segments.

SFAS 131 paragraph 17 provides aggregation criteria NLCI used to determine that four of its operating segments (North, South, West and HLA) (Segments) constitute one reportable segment - Private Schools. The aggregation criteria are comprised of two criteria groups as follows:

1.	Similar long-term economic characteristics; and

2.	Similar attributes in each of the following areas:

a.	The nature of products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

4 of 11

In answer to item 1 above, the four operating segments have the following similar long-term economic characteristics:

A.	The segments are sensitive to economic cycles and perform better when economies are strong and less so when downturns occur. The general economic sluggishness for 2000 – 2003 had a decided impact on all of the Regions. Private education is generally a discretionary expense so the enrollment is impacted by economic factors.

B.	The segments generate approximately 97% of revenue from private pay sources. This means only approximately 3% of revenue is obtained from government agencies and is subject to their attendant economic and political volatility.

C.	The segments incur expenses in the form of occupancy costs for the physical facilities. Personnel costs for principals and teachers, food, supplies, marketing and other similar costs.

D.	The segments’ operating margins when viewed on a long-term basis are expected to be managed to the highest level possible. During fiscal 2002, 2003 and 2004 total company gross margins from continuing operations ran between 9.9% and 12.9%. For the fiscal periods under discussion, the Regions had the following margins:

	Gross Margin
Region	2004	2003
North	14.6%	14.3%
South	9.5%	8.4%
West	13.0%	14.1%

Total	12.7%	12.7%

These gross margins provide support for the geographic Regions operating in a relatively tight range and thereby having similar economic characteristics.

While HLA has a different gross margin at approximately 25% due primarily to its cost of real estate occupancy and related facilities maintenance and service, it operates with the same economic characteristics as the other segments as discussed above. Therefore, NLCI determined HLA an operating segment appropriately aggregated in the Private School reportable segment.

In answer to item 2 above the four operating segments have similar attributes in the following areas:

a.	Segments provide educational services in all of our schools

b.	Segments deliver curriculum based education to customers

c.	Segment customers are pre-school and school age children and their parents

d.	Segments provide our services through schools

e.	Segment operations are subject to similar state and local regulations and licensing requirements.

5 of 11

Based on the forgoing discussion relative to the four operating segments and in answer of item 1 and 2 above: North, South, West and HLA - NLCI concluded it has one reportable segment representing these four operating segments.

NCLI next assessed the three remaining operating segments to determine if they met the quantitative threshold to be separate segments. SFAS 131 paragraph 18 and 19 provide thresholds which permit these to be combined into one reportable segment as they do not meet the quantitative criteria for separate disclosure and they share a majority of the aggregation criteria.

Please note in the 10-Q report filed for the quarter ended April 2, 2005 NLCI included in its Segment Information the two reportable segments described above.

Reporting Units

After first reaching its determination under the guidance of SFAS 131 paragraph 10 to determine its operating segments, NLCI followed the guidance of SFAS 142 to determine its reporting units. As discussed above SFAS 131 paragraph 10 led NLCI to identify four operating segments which aggregated to the Private School reportable segment and three operating segments which are included in Other. Based on this and the fact that all goodwill relates to acquisitions in the four operating segments, impairment evaluation was directed to those four operating segments.

In reviewing its organization chart NLCI determined, in accordance with the guidance of SFAS 142 paragraph 30 there exists sufficient substantive evidence to conclude that a reporting unit structure exists one level below the four operating segments, at the component level. Additionally, NLCI concluded this component structure is identified as the ten reporting units on the organization chart previously provided to the Staff. The ten reporting units are comprised of geographically cohesive units which is the way NLCI viewed its business and which were determined in accordance with the guidance discussed below. In certain cases schools move between geographically local districts (so they would fall under different executive directors) not only over the years but in some cases within a year. This is important to understanding how NLCI concluded it had ten reporting units. In considering the district level as a possibility, NLCI determined that the district level provided too much room for movement of locations between districts and thereby would have lacked a basis for consistent application of goodwill impairment testing. However, the structure of the ten reporting units provided a level at which a more consistent application of goodwill impairment testing could be performed and provided a basis to associate the goodwill at the most appropriate level, that being the geographic basis under which it was acquired and could naturally be associated. With this determination of ten reporting units NLCI arrived at a methodology to determine the amount of goodwill assigned to a reporting unit was reasonable, supportable and applied in a consistent manner.

To determine whether a reporting unit existed one level below an operating segment (known as a component) NLCI referred to the following guidance from paragraph 30:

1.	Does the component constitute a business?

6 of 11

2.	Is discrete financial information available by component?

3.	Does segment management regularly review the operating results of that component?

4.	Are there similar operating characteristics requiring aggregation?

In answer to item 1 above, the following is provided:

For NLCI, the position of the reporting units constituting a business is supported by the guidance in EITF Issue No. 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”. That guidance states “for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred asset is separated from the transferor”, NLCI’s conclusion that the reporting units could separately conduct operations is supported by the fact that a reporting unit could be sold and operate as a stand alone business.

In answer to item 2 above the following is provided:

As discussed in the answer to item 1 above, discrete financial information exists for each reporting unit to the point that the information is enough to permit a reasonable business person to operate the reporting unit on a stand alone basis and provide sufficient compartmentalization so as to “contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred asset is separated from the transferor”.

In answer to item 3 above the following is provided:

Each reporting unit has regular discrete financial information to allow management to review the results of its operations. Information is provided both weekly - consisting of flash - revenue, wage cost and contribution margin and monthly - consisting of profit and loss information down to the gross profit line.

In answer to item 4 above the following is provided:

From a reporting unit perspective it was determined that the economic characteristics were dissimilar at the reporting unit level so as to conclude aggregation was not required. The evidence supporting this economic dissimilarity is the fact that each reporting unit is subject to localized micro-economic influences. For instance, NLCI’s locations in the North Carolina reporting unit have a lower socio-economic profile (lower per capita and family incomes), compared to the other nine reporting units and therefore is more appropriately evaluated for purposes of adequate contribution margin in a different light than a stronger more affluent socio economic reporting unit such as

7 of 11

the Northern Virginia reporting unit. This greatly impacted the ability of the North Carolina reporting unit to provide sufficient cash flow to support its goodwill and led to complete write off of all goodwill geographically associated with that reporting unit. Another example of this localized micro-economic influence is in the San Jose (SJ) reporting unit. The SJ reporting unit was impacted by the widely known localized dot com bust of Silicon Valley. Similarly, Nevada experienced localized economic losses affecting the area as tourism and travel were impacted by the effects of September 11.

In addition to the fact analysis provided above supporting NLCI’s conclusion of ten reporting units additional qualitative support is provided below.

The goodwill evaluated for impairment was the result of the acquisition of schools or groups of schools in each of the reporting units. The most logical way for NLCI to evaluate this goodwill is the way in “which goodwill naturally would be associated”, in the case of NLCI this is geographically. Goodwill was allocated to the reporting unit in which it was acquired. In terms of its goodwill allocation NLCI followed the guidance included in SFAS 142 pp B102, “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated”, as the basis for its establishment of reporting units.

Conclusion on historical basis of operating segments, reportable segments and reporting units

Based on the analysis and background above NLCI believes it has properly identified reportable segments, operating segments and reporting units. As further support for this position, BDO Seidman, NLCI’s current auditor and PriceWaterhouseCoopers, its former auditor, each issued reports on its financial statements with unqualified opinions which implicitly confirm that NLCI’s treatment was proper.

Background information and additional procedures:

The following information is offered as a guide to describe the manner in which NLCI conducted its operations in 2002, 2003 and 2004.

1.	NCLI has changed its entire senior management team over the past 22 months as a result of which NLCI has a new CEO, COO and CFO. It is important to note the COO position alone has had five incumbents in the last three years.

2.	NLCI’s initial response to the Staff’s comments was to address NLCI’s operations that existed in fiscal 2002, 2003, when prior management was in place, and 2004 and thereafter when new management was recruited and began to institute its changes in how NLCI managed its business.

3.	In order to provide substantiation that the accounting treatment employed by NLCI was based on the management structure in place at the time (fiscal 2002,

8 of 11

2003 and 2004) interviews and discussions were conducted with predecessor auditor PriceWaterhouseCoopers (who signed the fiscal 2002 opinion), current employees who were employed with NLCI in fiscal 2002, the year of adoption of these segments and reporting units, a current audit committee member who was a member in 2002 and a former audit committee member from fiscal 2002.

4.	NLCI, after this review of additional corroborating information continues to support the original conclusion of one Private School reportable segment comprised of four operating segments breaking down to the component level of ten reporting units is correct for fiscal 2002, 2003 and 2004 based on the way NLCI functioned and was managed at that time.

New management’ s change in the way NLCI operates its business

Today at NLCI the CEO delegates authority and accountability for a certain level of decisions to the COO. The COO is the decision maker for field operations. The COO like the CEO delegates authority and accountability for a certain level of decisions where it makes sense.

In late 2003 NLCI’s Board of Directors decided to change the entire management team and operating philosophy of NLCI. They directed that a search be conducted by DHR (an executive search firm) to find a new Chief Executive Officer with a different operating philosophy and experience than the prior management team. In part, they requested that the search identify candidates with “multi-unit” operating experience to create a more cohesive operating philosophy for NLCI and create consistency among NLCI’s operating units, which in the past, had tended to operate in regional or geographic silos by Executive Director or group of Executive Directors.

In 2004, The Board hired a new CEO from the retail industry. During his first 6 months, he hired new key executives (COO, CFO, VP Human Resources), all of whom had multi-unit retail experience and experience in implementing consistent operating models and centralized management structures.

The new team moved to reduce the decentralized authority and independent operating policies of the Executive Directors and geographic units. Rather than have a number of different operating models and policies based on how the schools were integrated into the previous reporting units, new management wanted to create consistency among ALL schools. Among the activities implemented were the following:

•	In 2004, new management brought all Executive Directors together for the first time for a training and development session focused on 2005 planning and operations policies in order to make certain that our operating policies, procedures and measurements were implemented for the 2005 year in a consistent and uniform manner. For example, Executive Directors were introduced to policies governing how they hired and compensated employees, marketed their schools and measured their performance. New management also trained them on teacher development and required consistency in curriculum and education philosophy;

9 of 11

•	Introduced a new planning process for 2005, which aligned all geographic areas and Executive Directors on corporate objectives and the measurements to which they would be held accountable;

•	Re-aligned schools and switched them among Executive Directors so that the schools supported overall corporate objectives;

•	Replaced Executive Directors who did not want to assimilate their districts into the new operations management model, corporate policies and metrics;

•	Shared “Best Practices” in operations among all of the Executive Directors so that new management could leverage the best practices occurring in different geographic areas and implement them as standard operating procedures across all of the schools to create consistency

•	Beginning 2005, new management increased curriculum funding in order to assure that by fiscal 2006 all schools would be utilizing consistent curriculum and support materials in all classrooms;

•	In October of 2004 (fiscal 2005) new management brought together all 150 principals from every school for 3 days of training and workshops to communicate new policies, procedures, measurements and operations models. New management began training on the NLCI curriculum and the consistency expected in every school, moving away from the geographic differences and latitude the geographic groups previously operated under;

•	In January of 2005, new management centralized substantial portions of the reporting unit and Executive Director level marketing budgets and began to spend that money on consistent, corporate wide marketing programs;

•	In January 2005, new management began to reduce the number of “brand names” NLCI uses in our schools in order to eventually operate a company with the fewest number of brands practical.

•	In February 2005, new management again brought all of our Executive Directors together for a second round of training to create consistency in the way each performs his/her job and operates the schools;

•	In fiscal 2005, new management began to implement a new IT system that will go into every school to create a consistent tool for operating and reporting in each school. Until this time, each geographic area had the opportunity to set up their own products, chart of accounts, student record system and operations process.

Finally, in May 2005 (fiscal 2005), the Board of Directors adopted two Policies centralizing operations.

•	Policy on Operating Authority For Schools – this policy makes it clear that NLCI’s Chief Operating Officer now has authority on operations matters and that the COO may delegate certain decisions to his/her subordinates;

10 of 11

•	Policy on Communications From Parents or Legal Guardians of Students – this policy establishes clear lines of communication from the parents of students in any of our schools up through our operations chain of command directly to the Chief Operating Officer.

Based on this new direction in management, as established by the new management team with the support of the NLCI Board of Directors, NLCI operates a cohesive, centralized group of operating segments. NLCI has determined that the uniform and centralized nature of its new management structure and the way new management reviews its available information is a change from the historical structure of operating segments, reportable segments and reporting units. The change is such that NLCI now has two operating segments where there were previously four while maintaining the single reportable segment known as Private Schools. The two operating segments are comprised of 1) HLA; and 2) the rest of the private pre-school, elementary and middle school clusters. With these two operating segments NLCI now has two reporting units for purposes of evaluating goodwill for impairment. NLCI will determine goodwill impairment in NLCI’s financial statements based on these two reporting units which will be reflected prospectively beginning with our fiscal 2005 year end.

NLCI believes it has comprehensively responded the issues raised by the Staff. We respectfully request the Staff’s cooperation in reviewing the response so that we can continue to timely comply with our ongoing filing obligations. To facilitate your review, we would be pleased to meet with you in person or conduct a conference call to respond to any questions or comments you may have. Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901. Thank you.

Sincerely,

Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.

cc:	Adam Washecka
Kathy Herman
Richard P. Jaffe
Wendy Hambleton

11 of 11